UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

Commission File Number 333-250990

SAWAI GROUP HOLDINGS Co., Ltd.

(Translation of registrant’s name into English)

5-2-30, Miyahara

Yodogawa-ku, Osaka 532-0003

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAWAI GROUP HOLDINGS Co., Ltd.

By:	/s/ Yoshiki Sakurai
Name:	Yoshiki Sakurai
Title:	Executive Officer, Group Chief Financial Officer and General Manager of Group Financial Department

Date: November 12, 2021

Financial Summary for Second Quarter of FY2021

(IFRS)

November 12, 2021

Company Name:   Sawai Group Holdings Co., Ltd.

Stock Code Number (Japan):   4887

Listed Stock Exchange:   Tokyo Stock Exchange

URL:   https://www.sawaigroup.holdings

Representative:   Kazuhiko Sueyoshi, President and Representative Director

Contact Person:   Yoshiki Sakurai, Executive officer and Group Chief Financial Officer         Tel:  +81-6-6105-5818

Filing Date of Quarterly Report:   November 12, 2021

Scheduled Date of Dividends Payment commencement:   December 3, 2021

Supplemental Materials for the financial results:   Yes

IR Conference on the financial Results:   Scheduled (for institutional investors and analysts)

(Amount are rounded to the nearest million yen)

1. Financial Highlights for the First Quarter of FY2021 (for the six-month period ended September 30, 2021)

(1) Consolidated Operating Results							(% of changes over the same period of the previous year)
	Revenue		Operating profit		Profit before tax		Profit for the year		Profit attributable to owners of the Company
	Million yen	％	Million yen	％	Million yen	％	Million yen	％	Million yen	％
Six-month Period Ended September 30, 2021	97,302	－	13,822	－	13,649	－	9,293	－	9,422	－
Six-month Period Ended September 30, 2020	－	－	－	－	－	－	－	－	－	－
Note: Comprehensive Income:	Six-month Period Ended September 30, 2021: 10,614 million <( - %)>					Six-month Period Ended September 30, 2020:- million <( - %>)

	Basic earnings per share	Diluted earnings per share
	Yen	Yen
Six-month Period Ended June 30, 2021	215.15	214.96
Six-month Period Ended June 30, 2020	－	－

Note: Comparative information is not disclosed since the company was established on April 1, 2021 through a sole-share transfer.

(2) Consolidated Financial Position

	Total assets	Total equity	Equity attributable to owners of the Company	Ratio of equity attributable to owners of the Company to total assets
	Million yen	Million yen	Million yen	％
As of September 30, 2021	398,667	248,567	225,981	56.7
As of March 31, 2021	－	－	－	－

Note: Comparative information is not disclosed since the company was established on April 1, 2021 through a sole-share transfer.

2. Cash Dividends

Dividends per share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
For the Fiscal Year Ended March 31, 2021	－	－	－	－	－
For the Fiscal Year Ended March 31, 2022	－	65.00

Notes: Revision to the cash dividend estimates since the latest announcement : No

Note: Comparative information is not disclosed since the company was established on April 1, 2021 through a sole-share transfer.

Additional Information

(1) Material changes in subsidiaries during this period: N/A

(2) Changes in accounting policies and accounting estimates

(i) Changes in accounting policies required by IFRS: N/A

(ii) Changes in accounting policies other than (i): N/A

(iii) Changes in accounting estimates: N/A

(3) Number of shares issued and outstanding (common stock)

(i) Number of shares issued and outstanding (including treasury stock) at the end of each period:

September 30, 2021: 43,791,339 shares

March 31, 2021: N/A

(ii) Number of treasury stock at the end of each period:

September 30, 2021: 273

March 31, 2021: N/A

(iii) Average number of shares issued and outstanding in each period:

Six-month period ended September 30, 2021:43,791,113 shares,

Six-month period ended September 30, 2020: N/A

Note:Comparative information is not disclosed since the company was established on April 1, 2021 through a sole-share transfer.

This financial summary is not subject to audit by certified public accountants or audit firms.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

The second quarter earnings conference for institutional investors and analysts is scheduled on Nobember 16, 2021. Presentation and related materials of the conference will be promptly posted on our website.

Attachment Index

1. Financial Highlights for the Six-month Period Ended September 30, 2021	2
(1) Operating Results	2
(2) Financial Position	5
(3) Cash Flow	5
2. Condensed Quarterly Consolidated Financial Statements and Selected Notes	6
(1) Condensed Quarterly Consolidated Statements of Income and Condensed Quarterly Consolidated Statements of Comprehensive Income	6
(2) Condensed Quarterly Consolidated Statements of Financial Position	8
(3) Condensed Quarterly Consolidated Statements of Changes in Equity	10
(4) Condensed Quarterly Consolidated Statements of Cash Flows	11
(5) Selected Notes to Condensed Quarterly Consolidated Financial Statements	12
(Significant Uncertainty Regarding Going Concern Assumption）	12
(Key Accounting Policies）	12
(Segment Information）	12
(Subsequent Event）	13

1．  Financial Highlights for the Six-month Period Ended September 30, 2021

Sawai Group Holdings Co., Ltd. (the “Company”) was established on April 1, 2021, through a sole-share transfer from Sawai Pharmaceutical Co., Ltd. (“Sawai Pharmaceutical”). Because it was a transaction under common control, there is no substantial change in the scope of the consolidated financial statements. Accordingly, the Company prepares the condensed quarterly consolidated financial statements for the six-month period ended September 30, 2021, with the comparative information being derived from the condensed quarterly consolidated financial statements of Sawai Pharmaceutical for the six-month period ended September 30, 2020 and the consolidated financial position of Sawai Pharmaceutical as of March 31, 2021.

(1) Operating Results

The Company and subsidiaries (collectively, “Sawai”) has adopted International Financial Reporting Standards (IFRS) since the year ended March 31, 2018, in order to increase the international comparability of its financial information within the capital market.

During the six-month period ended September 30, 2021, revenue increased to JPY 97,302 million (by 7.9%), operating profit decreased to JPY 13,822 million (by 1.4%), profit before tax decreased to JPY 13,649 million (by 1.2%), and profit attributable to owners of the Company decreased to JPY 9,422 million (by 12.8%) compared to the six-month period ended September 30, 2020.

(Millions of yen, except percentages)
	Six-month period ended September 30, 2020	Six-month period ended September 30, 2021	Change	Change (%)
Revenue	90,172	97,302	7,130	7.9
Operating profit	14,012	13,822	(190)	(1.4)
Profit before tax	13,812	13,649	(163)	(1.2)
Profit attributable to owners of the Company	10,800	9,422	(1,378)	(12.8)

In May 2021, the Company announced its long-term vision, “Sawai Group Vision 2030,” and its medium-term business plan, “START 2024,” which contains the operating plan through the fiscal year ending March 2024. “Sawai Group Vison 2030” defines the corporate image to be achieved by 2030 as: “The world we want to build: A world where more people receive healthcare services and live a full life with peace of mind among society”; and “Our ideal state: A company with a strong presence that continues to contribute to people’s health by providing a multifaced mix of products and services based on scientific evidence that meets individual needs.” Additionally, our long-term vision identifies the “expansion of shares in the Japanese generics market”, “business investment for future growth in the U.S.”, and “cultivation of new growth areas” as the plan’s three core targets. As per START 2024, the Company will increase sales of new products and strengthen stable supply capabilities in the generics sector along with increasing investments in new sectors, specifically the digital medical devices, orphan drugs (ALC, etc.), and health food businesses.

(i) Japan Business Segment

In the Japan Business segment, the Cabinet approved the “Basic Policy for Economic and Fiscal Management and Reform 2017: Improving Productivity Through Investment in Human Resources” in June 2017, which seeks to realize the 80% use of generic drugs by September 2020. To achieve this goal, the Cabinet approved the “Basic Policy on Economic and Fiscal Management and Reform 2019 – A New Era of Reiwa: Challenges toward Society 5.0” (Basic Policy 2019) in June 2019, which states that: “With regard to the promotion of the use of generic drugs, while ensuring stable supply and greater reliability of quality, the government will continue to strive to realize the 80 percent use of generic drugs by September 2020, strengthening incentives.” Moreover, to promote the use of generic drugs, the April 2020 revisions introduced measures to further incentivize pharmacies and medical institutions to dispense or prescribe a higher percentage of drugs using the generic names of the active ingredients, as opposed to original drugs which are often called by their brand names. As a result, the share of generic drugs was expanded to as much as 78.3% in September 2020, according to the (preliminary) price list survey conducted by the Japanese government.

In addition, in the “Basic Policy on Economic and Fiscal Management and Reform 2021” (the “Framework Policy”) approved by the Cabinet in June 2021, the new goals for generic drugs were set to ensure the quality of generic drugs and the reliability of their stable supply with the public and private sectors collaborating to strengthen manufacturing control systems, tighten supervision of manufacturing facilities, and conduct quality verification inspections of products distributed in the market. At the same time, it targeted to increase the volume and share of generic drugs to more than 80 percent in all prefectures by the end of the fiscal year ending March 2024.

On the other hand, Sawai has experienced downward pressure on prices at an accelerated rate. This is attributable to the consecutive revisions to the drug pricing list, a one-off decrease in October 2019 associated with an increase in the Japanese consumption tax rate, followed by the consecutive annual revision in April 2020 and April 2021.

Under such circumstances, since the end of last year, there has been an outbreak of health hazards in medicines manufactured by semi-major generic drug companies and supply uncertainty in generic drugs as a whole due to a major generic drug company’s violations of the Pharmaceutical Affairs Law. For this reason, the “Pharmaceutical Industry Vision 2021”, which the Japanese Ministry of Health, Labour and Welfare (MHLW) announced in September 2021, states that “only those who are able to understand the actual situation in manufacturing facilities and manage and supervise whether products are manufactured under appropriate GQP (Good Quality Practice) should become manufacturers and distributors” and “the importance of continuous and stable supply to the medical field should be reaffirmed.” Quality and supply are considered priority issues.

Within this environment and under our medium-term business plan titled, “START 2024,” Sawai, as the leading generic company in Japan, is working to reinforce the quality control system, increase sales of new products, and strengthen our capability to provide a stable supply to restore trust in the generic industry as well to achieve our mid-term target of “expansion of shares in the Japanese generics market”.

In terms of quality control, although there have been critical Good Manufacturing Practice (GMP) violations by certain companies in the generic drug industry, we, as the industry leader, have minimized quality-related risks by taking measures such as ensuring the quality of Active Pharmaceutical Ingredients (APIs) in compliance with GMP, implementing a quality control system through the ongoing confirmation of GMP compliance at manufacturing facilities, and adopting manufacturing and quality control measures based on the Pharmaceutical Inspection Convention and Pharmaceutical Inspection Co-operation Scheme (PIC/S-GMP), a non-binding, informal co-operative arrangement between Regulatory Authorities in the field of GMP of medicinal products for human or veterinary use. Furthermore, to ensure that medical professionals are able to use our products comfortably, we disclosed the names of all the manufacturing subcontractors and active pharmaceutical ingredient suppliers and dates of the audit performed over their operations as well as released a video introducing Sawai’s efforts to improve quality control in June 2021.

In terms of our production and supply systems, we are pursuing even higher efficiency and lower costs to further accommodate growing demand and declining supply for generic drugs through utilizing the unique characteristics of each of the six factories scattered across Japan.

In terms of product development and marketing, we launched 8 generic drugs with 23 strengths, including “Eszopiclone tablets,” in June 2021.

Furthermore, we began collaborating with Integrity Healthcare Co., Ltd. in the field of personal health records (PHR) from May 2021, as PHR has become more important with the rapid growth and spread of online medical consultations. Sawai will sell Integrity Healthcare`s PHR management system “Smart One Health,” as “SaluDi”, a PHR management app under the Sawai brand. Also, as a service that contributes to the prevention and treatment of chronic diseases, primarily lifestyle-related diseases, we plan to provide various solutions for medical institutions, companies, health insurance unions, and local governments through the management and sharing of PHR data.

For our COVID-19 countermeasures, we have established a Crisis Management Office based on the Rules on Crisis Management and the Disaster BCP in February 2020 and have taken steps to prevent COVID-19 contagion by strengthening internal office ventilation and disinfection and ensuring that employees maintain hand hygiene, wear masks, and undertake temperature screenings.

We also have mandated web-based meetings and revised internal rules regarding long-distance business trips, as well as modifying work policies to accommodate flex time, staggering work hours, and implementing work-from-home, while continuing to operate each plant in Japan and to ensure a stable supply of products. Under the Government of Japan’s state of emergency, our medical representatives (MR) have refrained from visiting medical institutions and shifted to utilize digital technology to provide services. If the impacts of the pandemic were to be prolonged, among other things, it is expected to affect the supply of pharmaceuticals due to stagnation of raw material imports and logistics, the demand for pharmaceuticals due to the restraints on patient consultations, and the restrictions on sharing pharmaceutical information. As a company primarily manufacturing and selling pharmaceuticals, even as the vaccination rates increase, we continue to adopt measures that prevent infections and maintain a stable supply of pharmaceuticals, which are essential to people’s lives and health.

As a result, the segment reported net sales of JPY 82,818 million (14.9% increase compared to the same period of the previous year), and segment profit of JPY 14,431 million (7.7% increase compared to the same period of the previous year).

(ii) U.S. Business Segment

We entered the U.S. market by acquiring Upsher-Smith Laboratories, LLC (USL) in May 2017. As per the medium-term business plan, “START 2024,” Sawai will make investments towards our future growth in the U.S business segment with “contribution to sales by promoting sales of existing brand drugs and generics”, “further expansion of product lineup mainly in niche generics”, and “strengthening of product pipeline with high complexity and product lineup in cooperation with Sawai Pharmaceutical” as growth drivers. To accelerate our growth strategy in the U.S. Business segment, we will be working closely with Sumitomo Corporation of the Americas, a U.S. subsidiary of Sumitomo Corporation who owns a 20% interest in USL.

In the U.S. generic drug market, generic drug prices have consistently declined, although there were some signs of recovery observed recently. These events are plausibly the result of the three major purchasing groups holding approximately 90% of the market share, with the formation of alliances amongst wholesalers and pharmacies, and also the high number of approvals for Abbreviated New Drug Applications (ANDA) by the U.S. Food and Drug Administration (FDA). For USL, the COVID-19 pandemic’s negative impact, which has been affecting the sales of Tosymra, acquired in 2019, has lessened, and the quantities of sales of Tosymra are showing signs of recovery. However, the business environment remains challenging from increasing competition in the generic market, as seen in the introduction of generics to our core branded product, Qudexy.

Given the surrounding environment, we expanded our product offerings by launching “Moxifloxacin Ophthalmic Solution” in May 2021, “Isotretinoin Capsules” in June 2021 and “Carbamazepine extended-release tablet” in August 2021.

In April 2021, USL sold and leased back its factory in Denver, Colorado, intending to gradually transfer its manufacturing operation to the newly built factory at USL’s headquarter in Minnesota, to improve quality control and production efficiency.

In early March 2020, USL established COVID-19 Response Team, a cross-departmental response team, to gather a wide range of information and develop countermeasures. Apart from certain employees essential for on-site operations, such as those in manufacturing and R&D departments, USL transitioned to telework, implemented measures to prevent the spread of infection among employees, introduced other human resource measures, and switched to technology-based sales activities. However, COVID-19 vaccination has been progressing steadily in the U.S., and economic activities are on the verge of returning to normal. Although the pandemic has discouraged patients from seeking medical assistance and restricted business activities, USL continues to adopt measures that prevent infection and maintain a stable supply system for pharmaceutical products, which are essential to maintaining people’s life and health.

As a result, the segment reported net sales of JPY 14,484 million (19.9% decrease compared to the same period of the previous year) and segment loss of JPY 609 million (segment profit of JPY 615 million in the same period of the previous year).

(2) Financial Position

Assets

As of September 30, 2021, current assets amounted to JPY 211,152 million, an increase of JPY 5,478 million from March 31, 2021. The increase was primarily due to a decrease in trade and other receivables (JPY 5,945 million), offset by an increase in cash and cash equivalents (JPY 7,276 million), and inventories (JPY 2,799 million). The increase in inventory was a result of an increase in production to secure a stable supply. Non-current assets as of September 31, 2021 amounted to JPY 187,515 million, a decrease of JPY 152 million from March 31, 2021. The decrease was primarily due to a net of an increase of property, plant, and equipment resulted from capital investments by subsidiaries (JPY 1,357 million), and a decrease in intangible assets by amortization of intangible assets (JPY 2,038 million). Total assets as of September 30, 2021 were JPY 398,667 million, an increase of JPY 5,326 million compared to the balance as of March 31, 2021.

Liabilities

As of September 30, 2021, current liabilities amounted to JPY 89,913 million, an increase of JPY 9,461 million from March 31, 2021. The increase was due to an increase in bonds and borrowings (JPY 11,237 million), mainly as a result of reclassification from non-current liabilities of bonds that are to be matured on June 2022, offset by a decrease in other financial liabilities (JPY 2,081 million) due to payments. Non-current liabilities as of September 30, 2021 was JPY 60,187 million, a decrease of JPY 11,952 million from March 31, 2021, primarily due to the reclassification of bonds to current liabilities described above and other factors leading to a JPY 11,550 million decrease in bonds and borrowings. Total liabilities as of September 30, 2021 were JPY 150,100 million, a decrease of JPY 2,491 million compared to the balance as of March 31, 2021.

Equity

Total equity as of September 30, 2021 was JPY 248,567 million, an increase of JPY 7,817 million compared to the balance as of March 31, 2021, primarily because of net profit for the six-month period ended September 30, 2021, offset by dividend payments and unfavorable exchange effects. As a result, the ratio of equity attributable to owners of the Company to total assets as of September 30, 2021 became 56.7% (55.5% as of March 31, 2021).

(3) Cash Flow

Cash and cash equivalents as of September 30, 2021, increased by JPY 7,276 million to JPY 61,545 million, compared to the balance as of March 31, 2021.

The results of cash flow for each activity are as follows:

Cash flows generated from operating activities was JPY 21,843 million for the current period (an increase of JPY 8,405 million compared to the same period of the previous year), which mainly consists of profit before tax (JPY13,649 million), depreciation and amortization (JPY 8,699 million), decrease in trade and other receivables (JPY6,215 million), increase in inventories (JPY 2,713 million), increase in refund liabilities (JPY 2,133 million), and income taxes paid (JPY 2,974 million).

Cash flows used in investing activities was JPY 10,567 million for the current period (an increase of JPY1,977 million compared to the same period of the previous year), which mainly consists of the acquisition of property, plant, and equipment (JPY 7,494 million), proceeds from sale of property, plant and equipment (JPY 3,050 million), and acquisition of intangible assets (JPY 6,028 million).

Cash flows used in financing activities was JPY 4,016 million for the current period (a decrease of JPY 637 million compared to the same period of the previous year), which mainly consists of payments of dividends (JPY 2,846 million).

2． Condensed Quarterly Consolidated Financial Statements and Selected Notes

(1) Condensed Quarterly Consolidated Statements of Income and Condensed Quarterly Consolidated Statements of Comprehensive Income

（Condensed Quarterly Consolidated Statements of Income）

Yen in millions (except per share data)
Six-month period ended September 30, 2021
Revenue	97,302
Cost of sales	(61,414)
Gross profit	35,888
Selling, general and administrative expenses	(16,196)
Research and development expenses	(8,118)
Other income	2,254
Other expenses	(6)
Operating profit	13,822
Finance income	72
Finance expenses	(245)
Profit before tax	13,649
Income tax expenses	(4,356)
Profit for the period	9,293
Profit attributable to:
Owners of the Company	9,422
Non-controlling interests	(129)
Total	9,293
Earnings per share (Yen)
Basic earnings per share	215.15
Diluted earnings per share	214.96

（Condensed Quarterly Consolidated Statements of Comprehensive Income）

Yen in millions
Six-month period ended September 30, 2021
Profit for the period	9,293
Other comprehensive income
Items that will not be reclassified to profit or loss:
Changes in fair value of financial assets measured at fair value through other comprehensive income	52
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations	1,269
Other comprehensive income for the period, net of tax	1,321
Total comprehensive income for the period	10,614
Total comprehensive income attributable to:
Owners of the Company	10,500
Non-controlling interests	114
Total	10,614

(2) Condensed Quarterly Consolidated Statements of Financial Position

Yen in millions
As of September 30, 2021
Assets
Current assets
Cash and cash equivalents	61,545
Trade and other receivables	64,162
Inventories	81,919
Other financial assets	144
Other current assets	3,382
Total current assets	211,152
Non-current assets
Property, plant, and equipment	86,065
Goodwill	39,733
Intangible assets	52,434
Other financial assets	6,477
Other non-current assets	1,190
Deferred tax assets	1,616
Total non-current assets	187,515
Total assets	398,667

Yen in millions
As of September 30, 2021
Liabilities and equity
Liabilities
Current liabilities
Trade and other payables	48,712
Bonds and borrowings	15,071
Income taxes payable	4,695
Refund liabilities	9,732
Provisions	284
Other financial liabilities	4,362
Other current liabilities	7,057
Total current liabilities	89,913
Non-current liabilities
Bonds and borrowings	55,191
Provisions	534
Other financial liabilities	2,973
Other non-current liabilities	1,432
Deferred tax liabilities	57
Total non-current liabilities	60,187
Total liabilities	150,100
Equity
Share capital	10,000
Capital surplus	73,672
Retained earnings	139,247
Treasury shares	(1)
Other component of equity	3,063
Equity attributable to owners of the Company	225,981
Non-controlling interests	22,586
Total equity	248,567
Total liabilities and equity	398,667

(3) Condensed Quarterly Consolidated Statements of Changes in Equity

Six-month period ended September 30, 2021

	Yen in millions
	Equity attributable to owners of the Company						Non-controlling interests	Total equity
	Share capital	Capital surplus	Retained earnings	Treasury shares	Other component of equity	Total
Balance at April 1, 2021	41,219	42,453	132,429	－	2,177	218,278	22,472	240,750
Profit for the period			9,422			9,422	(129)	9,293
Other comprehensive income					1,078	1,078	243	1,321
Total comprehensive income	－	－	9,422	－	1,078	10,500	114	10,614
Acquisition of treasury shares				(1)		(1)		(1)
Dividends			(2,846)			(2,846)		(2,846)
Transfer	(31,219)	31,219				－		－
Forfeiture of share based payment			242		(242)	－		－
Share based payment					50	50		50
Total transactions with owners	(31,219)	31,219	(2,604)	(1)	(192)	(2,797)	－	(2,797)
Balance at September 30, 2021	10,000	73,672	139,247	(1)	3,063	225,981	22,586	248,567

(4) Condensed Quarterly Consolidated Statements of Cash Flows

Yen in millions
Six-month period ended September 30, 2021
Cash flows from operating activities
Profit before tax	13,649
Depreciation and amortization	8,699
Impairment loss	1,331
Financial income	(69)
Financial expenses	245
Loss on sale and disposal of property, plant and equipment and intangible assets	(2,128)
Decrease in trade and other receivables	6,215
Increase in inventories	(2,713)
Decrease in trade and other payables	(18)
Increase in refund liabilities	2,133
Decrease in provisions	(283)
Increase in other financial liabilities	185
Other	(2,179)
Subtotal	25,067
Interest received	1
Dividends received	67
Interest paid	(318)
Income taxes paid	(2,974)
Cash flows generated from operating activities	21,843
Cash flows from investing activities
Acquisition of property, plant and equipment	(7,494)
Proceeds from sale of property, plant and equipment	3,050
Acquisition of intangible assets	(6,028)
Other	(95)
Cash flows used in investing activities	(10,567)
Cash flows from financing activities
Net proceeds from short-term borrowings	1,600
Repayments of long-term borrowings	(1,916)
Payments of lease liabilities	(847)
Dividends paid	(2,846)
Others	(7)
Cash flows used in financing activities	(4,016)
Effect of exchange rate change on cash and cash equivalents	16
Net decrease in cash and cash equivalents	7,276
Cash and cash equivalents at the beginning of the period	54,269
Cash and cash equivalents at the end of the period	61,545

(5) Selected Notes to Condensed Quarterly Consolidated Financial Statements

(Significant Uncertainty Regarding Going Concern Assumption）

Not applicable

(Key Accounting Policies）

Sawai’s key accounting policies are the same as the “Key Accounting Policies” stated in the securities report filed by Sawai Pharmaceutical on June 28, 2021, except for the application of the newly adopted accounting policy described below. Hence, there are no material changes to the key accounting policies applied during the second quarter. Sawai calculated income tax expenses for the six-month period ended September 30, 2021, based on the estimated average annual effective tax rate.

With respect to the accounting policies for leasing, Sawai newly adopted the following sale-and-leaseback accounting policy for financial statements.

For sale and leaseback transactions, Sawai considers when performance obligations are satisfied to confirm whether the transfer of assets should be accounted for as a sale. It is generally considered as such if legal title is transferred to the buyer-lessor, and there is no repurchase option on the asset.

If the transfer of the asset is a sale, Sawai discontinues the recognition of the underlying asset and recognizes a right-of-use asset arising from the leaseback at the proportion of the previous carrying amount of the asset that relates to the right of use retained. Any gain or loss that relates to the rights transferred to the buyer-lessor is recognized in profit or loss.

(Segment Information）

Sawai’s operating segments are the components for which separate financial information is available, and the Board of Directors, as the chief operating decision maker, regularly assesses the financial information in deciding how to allocate resources, measure performance, and forecast future periods. Sawai manufactures and sells generic pharmaceutical products with operations in Japan and the U.S., each requiring differing marketing strategies. Accordingly, Sawai has designated two operating segments, which are Japan Business segment and U.S. Business segment.

Six-month period ended September 30, 2021

	Yen in millions
	Japan Business	U.S. Business	Total	Adjustments and elimination	Amount recorded in the condensed quarterly consolidated statements of income
Segment revenue
Revenue from external customers	82,818	14,484	97,302	－	97,302
Intersegment revenue or transfers	－	－	－	－	－
Total	82,818	14,484	97,302	－	97,302
Segment profit (loss)	14,431	(609)	13,822	－	13,822
Finance income					72
Finance expenses					(245)
Profit before tax					13,649

(Subsequent Event）

(Material Capital Investment)

The Company passed a resolution regarding plant investment by its consolidated subsidiary, Sawai Pharmaceutical, at its meeting of the Board of Directors held on October 11, 2021. The details of the plan are as follows:

1.	Purpose of Investment

The purpose of this investment is to respond to the recent increase in demand for Sawai Pharmaceutical’s products due to quality and supply issues in the generic drug industry, as well as to strengthen production capacity in response to further market expansion of generic drugs in the future.

2.	Details of Investment
(1)	Site: Sawai Pharmaceutical Daini Kyushi Factory (Izuka, Fukuoka, Japan)
(2)	Outline: Construction of a new solid dosage form facility
(3)	Total Investment: approximately 35,000 million JPY
Further to the resolution above, an additional investment of approximately 5,500 million JPY is under consideration, taking into account market trends including the business activities of other companies, the status of Sawai Pharmaceutical’s new drug development, and other factors.

3.	Production Timeline

Start of Construction: September 2022

End of Construction: December 2023

Start of Production: January 2024

Start of Shipping: April 2024

4.	Significant Impact of this Facility on Sales and Production Operations

The impact on the consolidated performance for the fiscal year ending March 31, 2022 will be minor as the facility is scheduled to begin its production in 2024. However, the Company projects that it will contribute to the improvement of our medium to long-term performance.